

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2024

Lawrence J. Hineline
Sr. VP of Finance, CFO
Intra-Cellular Therapies, Inc.
30 East 29th Street
New York , New York 10016

> **Re:  Intra-Cellular Therapies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 22, 2024**
> **File No. 001-36274**

Dear Lawrence J. Hineline:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences